1913 South Florida Avenue

Lakeland, Florida 33803

1 (888) 376-7891

July 5, 2012

Mr. Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Court Document Services, Inc.

Second Amendment to Registration Statement on Form S-1

File No. 333-181276

Filed:  July 5, 2012

Dear Mr. Spirgel:

Below are Court Document Services, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated June 28, 2012.  On behalf of the Company, on July 5, 2012, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

Form S-1

Prospectus Summary, page I-1

1.

The disclosure has been revised according to your comment.

The Offering, page I-2

2.

We have revised our disclosure throughout our document to clarify the sale of shares by our selling security holders.  In addition, we have revised our document for further clarity that the Company is not selling any shares in the offering however it will be responsible for the costs of this registration.

Risk Factors, page I-3

General

3.

We have revised our disclosure per your comment. Also, in response to your requested changes, our auditors suggested that the following statement be added to the new disclosure in the Summary of Significant Accounting Polices Note 2, right after the new language: “As of the latest balance sheet date, management does not believe that these statements include any material differences due to different effective dates for accounting policies for public and private companies”

Jumpstart Our Business Startups Act, page I-21

4.

We have revised our disclosure per your comment.

Financial Statements, page F-1

5.

We have revised our disclosure accordingly.  We have been advised by our auditors that separate reporting costs in our statement of operations should include those items that account for ten percent (10%) or greater of the costs.  We have included revised statement of operations to reflect those items in a manner consistent to provide a fair and adequate presentation of our statement of operations.

We have been further advised by our Accountants and Auditors that the Code of Federal Regulations: 17 CFR §210.5-03 Income statements applies to our financial statements.  The following is the dissertation we pulled from the code of Federal Regulations.  We have however revised our financials to include what we feel are the pertinent items effecting our income statement and have listed them as separate costs to provide clarity to our statements.

(a) The purpose of this rule is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements filed for the persons to whom this article pertains (see §210.4-01(a) ).

 (b) If income is derived from more than one of the sub captions described under §210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under §210.5-03.2 shall be combined in the same manner.

1. Net sales and gross revenues. State separately:

(a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Amounts earned from transactions with related parties shall be disclosed as required under §210.4-08(k). A public utility company using a uniform system of accounts or a form for annual report prescribed by federal or state authorities, or a similar system or report, shall follow the general segregation of operating revenues and operating expenses reported under §210.5-03.2 prescribed by such system or report. If the total of sales and revenues reported under this caption includes excise taxes in an amount equal to 1 percent or more of such total, the amount of such excise taxes shall be shown on the face of the statement parenthetically or otherwise.

2. Costs and expenses applicable to sales and revenues.

State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a). Amounts of costs and expenses incurred from transactions with related parties shall be disclosed as required under §210.4-08(k).

3. Other operating costs and expenses. State separately any material amounts not included under caption 2 above.

4. Selling, general and administrative expenses.

5. Provision for doubtful accounts and notes.

6. Other general expenses. Include items not normally included in caption 4 above. State separately any material item.

7. Non-operating income.

State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income. Amounts earned from transactions in securities of related parties shall be disclosed as required under §210.4-08(k). Material amounts included under miscellaneous other income shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.

8. Interest and amortization of debt discount and expense.

9. Non-operating expenses.

State separately in the income statement or in a note thereto amounts of (a) losses on securities (net of profits) and (b) miscellaneous income deductions. Material amounts included under miscellaneous income deductions shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.

10. Income or loss before income tax expense and appropriate items below.

11. Income tax expense. Include under this caption only taxes based on income (see §210.4-08(h)).

12. Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. State, parenthetically or in a note, the amount of dividends received from such persons. If justified by the circumstances, this item may be presented in a different position and a different manner (see §210.4-01(a)).

13. Income or loss from continuing operations.

14. Discontinued operations.

15. Income or loss before extraordinary items and cumulative effects of changes in accounting principles.

16. Extraordinary items, less applicable tax.

17. Cumulative effects of changes in accounting principles.

18. Net income or loss.

19. Net income attributable to the noncontrolling interest.

20. Net income attributable to the controlling interest.

21. Earnings per share data.

45 Fed. Reg. 63671, 9/25/80; 45 Fed. Reg. 76977, 11/21/80; 50 Fed. Reg. 25215, 6/18/85; 74 Fed. Reg. 18611, 18615, 4/23/2009.

Balance Sheets, page F-12

6.

We have amended our balance sheets accordingly.

Please, do not hesitate to contact me at (888) 376-7891 should you have any questions.

Sincerely,

/s/ MICHAEL J. DANIELS

President

Enclosures:

1.

Court Document Services, Inc. S-1/A-2

2.

Exhibit 15.1 Letter re: unaudited interim financial statements

3.

Exhibit 23.1 Consent of Auditors